UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

MAST Capital Management, LLC

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,947,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,947,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,341
	8	SHARED VOTING POWER 1,947,735
	9	SOLE DISPOSITIVE POWER 62,341
	10	SHARED DISPOSITIVE POWER 1,947,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, IN

This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (f/k/a Unwired Planet, Inc.) (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Mr. Steinberg directly and by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 1,947,735 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 1,947,735 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4. Purpose of the Transaction

Peter Reed served on the Issuer’s Board of Directors (the “Board”) pursuant to Indaba Capital Fund, L.P.’s right to designate, remove and replace an initial investor director (the “Initial Investor Director”) to the Board granted under the Securities Purchase Agreement dated as of June 28, 2013 by and between the Issuer and Indaba Capital Fund, L.P. (the “Initial Director Rights”). Indaba Capital Fund, L.P. subsequently assigned the Initial Director Rights to certain funds managed by MAST Capital (including the MAST Account).

On May 23, 2017, MAST Capital and certain funds managed by MAST Capital (including the MAST Account) provided notice to the Issuer and Mr. Reed that such funds were exercising the Initial Director Rights to remove Mr. Reed as the Initial Investor Director on the Board and directing Mr. Reed to resign as the Initial Investor Director, in each case, effective immediately.

On May 24, 2017, Mr. Reed provided a notice to the Chairman of the Board (and copied MAST Capital) whereby Mr. Reed resigned as the Initial Investor Director effective immediately and stated that he was prepared to continue to serve as a member of the Board as may be determined by the Board.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2017

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name:	David J. Steinberg
Title:	Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg